SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Amer Sports, Inc.

(Name of Issuer)

Ordinary shares, par value EUR 0.10 per ordinary share

(Title of Class of Securities)

G0260P102

(CUSIP Number)

Dennis J. Wilson

21 Water Street, Suite 600

Vancouver, B.C.

V6B 1A1

604-737-7232

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 6, 2024

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Dennis J. Wilson
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,017,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,017,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,017,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Amer Sports Holding (Cayman) Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.0%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Anamered Investments Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 79,093,956
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 79,093,956

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 79,093,956
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 14.3%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS IVIVA Holdings Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,923,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,923,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,923,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS LIPO Investments (USA), Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 24,923,076
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 24,923,076

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,923,076
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G0260P102	13D

1	NAMES OF REPORTING PERSONS Five Boys Investments ULC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Columbia, Canada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 104,017,032
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 104,017,032

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 104,017,032
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 18.8%
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

Explanatory Note

This Amendment No. 1 (this “Amendment”) amends the initial statement on Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on February 15, 2024 (the “Schedule 13D”) relating to the ordinary shares, par value EUR 0.10 per ordinary share (the “Ordinary Shares”) of Amer Sports, Inc. (the “Issuer”), a Cayman Islands entity having a principal executive office at Cricket Square, Hutchins Drive, P.O. Box 2681, Grand Cayman, KY1-1111, Cayman Islands. Capitalized terms used but not otherwise defined herein shall have the meanings set forth in the Schedule 13D. Except as set forth herein, the Schedule 13D is unmodified.

As disclosed in the Issuer’s prospectus filed with the Commission on December 5, 2024, the Issuer issued 46,920,000 Ordinary Shares (including full exercise of the underwriters’ overallotment option to purchase additional Ordinary Shares) in a public offering. As a result, the total number of outstanding Ordinary Shares of the Issuer increased and the holdings of the Reporting Persons were accordingly diluted, leading to a decrease of the beneficial ownership percentages of the Reporting Persons in the Issuer, which the Reporting Persons are reporting in this Amendment.

In addition, on August 2, 2024, Amer Sports Holding (Cayman) Limited (“Amer Sports Holdings”) distributed 79,093,956 Ordinary Shares to its sole shareholder, Anamered Investments Inc. (“Anamered”) and on November 12, 2024 Amer Sports Holdings was dissolved and removed from the Companies Register of the Cayman Islands.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is hereby amended and supplemented by incorporating by reference the third paragraph of the Explanatory Note to this Amendment.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented by incorporating by reference the third paragraph of the Explanatory Note to this Amendment.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) and (b) Calculation of the percentage of Ordinary Shares beneficially owned assumes that there were 552,479,667 Ordinary Shares outstanding as of December 11, 2024 after giving effect to the Issuer’s public offering as disclosed in its prospectus filed with the Commission on December 5, 2024 (including the full exercise of the underwriters’ overallotment option to purchase additional Ordinary Shares).

The aggregate number and percentage of the Ordinary Shares beneficially owned by each Reporting Person and, for each Reporting Person, the number of shares as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or to direct the disposition are set forth on rows 7 through 11 and row 13 of the cover pages of this Amendment and are incorporated herein by reference.

Anamered directly owns 79,093,956 Ordinary Shares and IVIVA Holdings Ltd. (“IVIVA”) directly owns 24,923,076 Ordinary Shares. LIPO Investments (USA), Inc. (“LIPO”) is the sole shareholder of IVIVA and may be deemed to beneficially own the Ordinary Shares directly held by IVIVA; Five Boys Investments ULC (“Five Boys”) is the sole shareholder of Anamered and the owner (directly and indirectly) of LIPO and as such may be deemed to beneficially own the Ordinary Shares beneficially owned by Anamered and LIPO; Dennis Wilson controls Five Boys and may be deemed to beneficially own the Ordinary Shares beneficially owned by Five Boys.

Neither the filing of the Schedule 13D or this Amendment nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of the Ordinary Shares referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose and each of the Reporting Persons expressly disclaims beneficial ownership of such Ordinary Shares.

Any beneficial ownership of Ordinary Shares by any of the persons listed on Schedule I is set forth on Schedule I attached hereto.

(c) Except as disclosed in this Amendment, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any other person named in Schedule I, has effected any transaction in Ordinary Shares in the past 60 days.

(d) To the best knowledge of the Reporting Persons, no one other than the Reporting Persons, or the partners, members, affiliates or shareholders of the Reporting Persons, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Ordinary Shares reported herein as beneficially owned by the Reporting Persons.

(e) On August 2, 2024, Amer Sports Holdings ceased to beneficially own any Ordinary Shares.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information for updating as of the date hereof:

Pursuant to the terms of the Registration Rights Agreement, upon the distribution of Ordinary Shares by Amer Sports Holdings to Anamered on August 2, 2024, Anamered succeeded to Amer Sports Holding’s rights under such agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 12, 2024

/s/ Dennis J. Wilson
Dennis J. Wilson, Individually

AMER SPORTS HOLDING (CAYMAN) LIMITED

By:	/s/ Jason Gaede
Name:	Jason Gaede
Title:	Authorized Signatory

ANAMERED INVESTMENTS INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

IVIVA HOLDINGS LTD.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

LIPO INVESTMENTS (USA) INC.

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

FIVE BOYS INVESTMENTS ULC

By:	/s/ Dennis J. Wilson
Name:	Dennis J. Wilson
Title:	Director

Schedule I

The name, citizenship, principal occupation and number of Ordinary Shares of each director and executive officer of each of Anamered Investments Inc., IVIVA Holdings Ltd., LIPO Investments (USA), Inc. and Five Boys Investments ULC is listed below (other than for Mr. Wilson, whose beneficial ownership is set forth in the Schedule 13D). Amer Sports Holdings (Cayman) Limited was dissolved effective as of November 12, 2024. The address for each of Mr. Wilson and Mr. Gaede is 21 Water Street, Suite 600, Vancouver, BC V6B 1A1 Canada. The address for each of Mr. O’Dolan, Ms. Perera and Mr. Manning is c/o Walkers Fiduciary Limited, 190 Elgin Avenue, George Town, Grand Cayman KY1-9008 Cayman Islands. The address for each other person listed below is 600-21 Water Street, Vancouver, BC V6B 1A1.

Anamered Investments Inc.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Shannon Wilson	Investor and Philanthropist	Canada	Zero
Jason Gaede	President at House of Wilson Ltd.	Canada	7,775
Stephanie Billingsley	Controller at House of Wilson Ltd.	Canada	3,125

IVIVA Holdings Ltd.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Jason Gaede	President at House of Wilson Ltd.	Canada	7,775

LIPO Investments (USA), Inc.

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Shannon Wilson	Investor and Philanthropist	Canada	Zero

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Jason Gaede	President at House of Wilson Ltd.	Canada	7,775
Stephanie Billingsley	Controller at House of Wilson Ltd.	Canada	3,125

Five Boys Investments ULC

Directors

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Dennis Wilson	Investor and Philanthropist	Canada	See Schedule 13D
Shannon Wilson	Investor and Philanthropist	Canada	Zero

Executive Officers

Name	Present Principal Occupation or Employment	Citizenship	Number of Ordinary Shares Owned
Jason Gaede	President at House of Wilson Ltd.	Canada	7,775
Stephanie Billingsley	Controller at House of Wilson Ltd.	Canada	3,125